111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

November 18, 2020

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company
Initial Registration Statement on Form S-1
Initially Submitted June 19, 2020
File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Company, a Texas insurance corporation (the “Company”), has today submitted with the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in our conversation on October 27, 2020. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement are enclosed, and have been marked to show changes from the last submission of the Company’s Registration Statement on Form S-1 submitted on October 2, 2020 (the “Prior S-1”). References to page numbers in our responses are to page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	General

a)

On page 21 of the marked version of the Prior S-1, the Company refers to a capital maintenance agreement with 777 Partners, LLC. Such capital maintenance agreement could be interpreted as a credit enhancement agreement. If the capital maintenance agreement were to be interpreted as a credit enhancement agreement, the Company may be required to provide appropriate financials for 777 Partners, LLC.

Securities and Exchange Commission

November 18, 2020

Response: The Company believes it should not be required to include the financials or other information with respect to 777 Partners, LLC (“777”) as the capital maintenance agreement (“CMA”) is not material to a potential purchaser’s decision to purchase a Contract. The CMA obligates 777 to provide additional capital to the Company as necessary to maintain “total adjusted capital” in an amount at least equal to 350% of the Company’s “company-action-level risk-based capital” (as such terms are defined in the insurance laws of the State of Texas). Entering into a CMA is not an uncommon requirement imposed by an insurance regulator in connection with approving the acquisition of an insurance company. It provides some indication to the insurance regulator of “skin in the game” which is relevant to its determination to approve a change of control. Currently, the Company maintains a risk-based capital ratio of 654% of the company-action-level. Given that the Company’s risk-based capital ratio exceeds the amount at which the CMA would require 777 to contribute capital to the Company by 304%, it is not likely that a prospective purchaser would view the existence of the CMA as material to in his or her determination to purchase or not purchase a Contract.

b)

In the “Calculation of Registration Fee” on the facing sheet, please confirm whether the registration fee should be based on the total amount of assets to be protected (i.e. $4,000,000,000) or the fees generated on the protected assets (i.e. $22,000,000).

Response: The registration fee is calculated off of the price of the securities to be offered. In the case of the Contracts, the price of the securities would be the premium to be paid by the purchaser, and not the total value of the assets which may be protected by the Contracts. As such, the registration fee should be $2,400.20, which is calculated based on the expected total premiums on $22,000,000 that in turn is based on the expected protection of $4,000,000,000.

2.	Front/Back Cover Page

a)	Please disclose the nature of the underwriting agreement between the Company and INTE Securities, LLC.

Response: Please see the revised language included on the cover page of the Registration Statement that clarifies that INTE Securities, LLC is engaged to use its best efforts to distribute the Contracts, but is not obligated to purchase any Contracts in the offering.

b)	Please include a statement that the Contract may be terminated if the agreement between the Company and the purchaser’s Financial Firm is terminated.

Response: Please see the revised language included on the cover page of the Registration Statement where the phrase “If Merit’s agreement with your financial

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November 18, 2020

firm terminates, your Contract will automatically terminate unless it is moved to another financial firm with whom we have an agreement in place” has been added.

c)

Please delete the phrase “You should assume that the information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of this prospectus or of the date you purchase a Contract.”

Response: This phrase has been deleted.

3.	Frequently used Terms (page 1)

a)	Please clarify the impact of “Excess Withdrawals” and the time on which such “Excess Withdrawals” may occur in the definition of Income Base.

Response: Please see the revised definition of “Income Base” included on page 2 of the Registration Statement and the revised language on page 16 of the Registration Statement.

4.	Prospectus Summary (page 3)

a)	Please revise sentence three of the paragraph “Contingent Deferred Annuities” pursuant to Plain English requirements.

Response: Please see the revised language included on page 3 of the Registration Statement which has been revised to read “This is because the underlying investment account remains the property of the account owner, and ~~should~~ if the value of the investment ~~it appreciates~~ increases in an amount that is greater than that required to cover the approved withdrawals over the course of the annuitant’s life, the account owner or the owner’s heirs will realize that benefit.” (bold and underlined text added).

b)

Please state in the explanation of “Income of Life” on page 5 of the Prior S-1 and “Delivery of Payments” on page 25 of the Prior S-1 that withdrawals may occur on a monthly, quarterly, semi-annual, or annual basis.

Response: Please see the revised language included on pages 4 and 23 of the Registration Statement. This language notes that withdrawals can be made at any time and that any other arrangements are between the Account owner and the Financial Firm.

5.	Risk Factors (page 5)

a)

In the risk factor “Our agreement with your Financial Firm may end and your Contract may be terminated”, please add a more detailed disclosure explaining why the agreement with a Financial Firm may terminate.

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November 18, 2020

Response: Please see page 5 of the Registration Statement where the following has been added: “Either we or your Financial Firm may terminate the agreement regardless of what you do.”

b)

Please review the treatment of contract and investment advisory fees as withdrawals throughout the risk factor “Your payment of a fee for administrative or other services other than investment advisory services from your Account may affect the Benefit Amounts provided under your Contract.” Please clarify whether contract and investment advisory fees are treated as withdrawals.

Response: Please see page 7 of the Registration Statement, which has been clarified to state that contract and investment advisory fees are neither treated as withdrawals for purposes of payments available under the Contract nor as Excess Withdrawals.

c)	Please delete the risk factor “The Annuitant may never receive Benefit Amount payments available under the Contract, because your Account may perform well enough that it is never reduced to zero.”

Response: This risk factor has been deleted.

d)	Please revise the risk factor “Divorce may prompt the need to make changes to a Contract” to better describe the risk.

Response: Please see page 7 of the Registration Statement where the following sentence has been added: “A change in the ownership designation of the Account could result in the original Contract owner losing the Contract as part of a divorce decree.”

6.	Fixed Contingent Deferred Annuity Contract – Overview (page 11)

a)	Please break up the “Overview” section with additional subheadings.

Response: Please see the added subheadings beginning on pages 12-14 of the Registration Statement.

b)	In the third paragraph under “Overview” please provide additional disclosure about who else the Contract may not be appropriate for.

Response: Please see page 12 of the Registration Statement where the sentence: “Additionally, this Contract may not be appropriate for people who plan or may need to take Excess Withdrawals.”

c)

Please revise the second sentence of the fifth paragraph under “Overview” to read: “The earliest you can take a withdrawal from your account and not have the entire amount treated as an Excess Withdrawal would be after the Vesting Period Ends.”

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November 18, 2020

Response: Please see page 12 of the Registration Statement.

d)	Please add disclosure of where to locate a list of Financial Firm to the eighth paragraph under “Overview.”

Response: Please see page 13 of the Registration Statement which has been revised to indicate that a list of Financial Firms is available on the Company’s website.

e)

Please rephrase the last sentence of paragraph three on page 15 of the Prior S-1 to be clear that the reason that the interests of the Company and the purchaser are aligned is that if the Account is not reduced to zero, the Company will not have to pay out on the Contract.

Response: Please see page 13 of the Registration Statement where the following disclosure has been added “As such, our interest in maximizing the probability that your Account will provide you with cash flow for the duration of the Annuitant’s life is aligned with your interest of maintaining the value of your Account as we will not pay any Benefit Amounts if your Account maintains sufficient value throughout the Annuitant’s life.”

f)

Please provide the reasoning for the 60% equities and 40% fixed income allocation provided in paragraph three on page 15 of the Prior S-1. In addition, please add additional disclosure related to the underwriting of each Financial Firm’s investment guidelines. Please also include a statement that each Purchaser should review the investment guidelines with his or her Financial Firm.

Response: Please see paragraph 4 of page 13 of the Registration Statement. The reference to the 60% equity and 40% fixed income target allocation is intended to illustrate the Company’s current risk appetite with respect to investment guidelines. This section has further been revised to clarify that the 60% equity and 40% fixed income target allocation is applied to each Financial Firm on an aggregate basis.

g)	Please provide additional specificity about the Cure Period referred to in paragraph four of page 15 of the Prior S-1.

Response: Please see page 13 of the Registration Statement where it has been clarified that the Cure Period is thirty days.

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November 18, 2020

h)	Please delete the final paragraph of the “Fees” section and the second sentence of the second paragraph of the “Benefit” section.

Response: The referenced paragraph and sentence have been deleted.

i)	Please provide a brief introductory description of Income Base and Income Amount immediately prior to the paragraphs describing such terms.

Response: Please see page 16-17 of the Registration Statement.

j)	Please clarify the language added under “Impact of Excess Withdrawals on the Income Base” as the top of page 15 of the Prior S-1.

Response: Please see page 17 of the Registration Statement

k)

Please clarify and describe the impact of an Excess Withdrawal on the value of the Account at the issue date, exercise date, and following the exercise date under “Impact of Excess Withdrawals on the Income Base”

Response: Please see page 17 of the Registration Statement.

l)	Under “Termination,” please clearly state that the Contract can be terminated if the agreement between the Company and the Financial Firm terminates.

Response: Please see item 2 under the heading “Termination” on page 18 of the Registration Statement which provides “Our agreement with your Financial Firm ends and you do not or cannot transfer your Account to another financial firm with which we have an operating agreement.” We believe this disclosure clearly highlights this possibility.

m)	Please revise the hypotheticals set forth under “Examples” to adhere to plain English requirements.

Response: Please see the revisions made to the hypotheticals starting on page 18 of the Registration Statement, including the additional of a new lead-in paragraph discussing the structure of each hypothetical.

n)	Please delete the last sentence of paragraph three under “Investment Guidelines and Risk Profiles”

Response: Please see page 21 of the Registration Statement where the following sentence has been deleted: “For most clients of a Financial Firm nearing or in retirement who are concerned that their income will be adequate to last a lifetime, the investment guidelines and risk tolerances that are being applied in the management of their account already will be within the investment guidelines and risk tolerances that we require in relation to the Contract, and that, as a result, the election of this Annuity will have no impact on how their Account is invested.”

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November 18, 2020

o)	In the fifth paragraph under “Investment Guidelines and Risk Profiles” please provide additional details around how and when notice will be provided.

Response: Please see page 22 of the Registration Statement where the fifth paragraph under “Investment Guidelines and Risk Profiles” provides that notice will be provided and that any breach must be cured within thirty days of such notice.

p)	Please clarify that the Issue Date will not change in the first paragraph under “Portability.”

Response: Please see page 22 of the Registration Statement where we have clarified that the Issue Date of the Contract will not change if the Account moves between Financial Firms.

q)	Under “Our Right to Amend the Contract” please add a parenthetical providing examples of the form of notice.

Response: Please see page 24 of the Registration Statement where a parenthetical has been added indicating that the notice may be provided via, for example, email, mail, or phone.

r)	Please provide additional disclosure related to the agreement with INTE Securities, LLC in the first paragraph under “Distribution of the Contracts.”

Response:Response: Please see page 24 of the Registration Statement where we have clarified that INTE will be paid a fee of $100,000 and is engaged on a best efforts basis.

7.	Federal Income Tax Considerations (page 23)

a)

Please provide additional detail in the Federal Income Tax Considerations section, including a discussion of currently issued private letter rulings for CDAs and whether such existing private letter rulings support the Company’s position.

Response: Please see page 26 of the Registration Statement which provides additional disclosure surrounding the analysis of the private letter rulings. In particular, we note that the IRS has issued several private letter rulings (PLRs) on whether contingent annuity products will be treated as an annuity contract within the meaning of Code Section 72. See PLR 200949007 (July 30, 2009); PLR 200949036 (July 30, 2009); 201001016 (January 8, 2010); 201105004 (February 4, 2011); 201105005 (February 4, 2011); PLR 201117012 (April 29, 2011);

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201117013 (April 29, 2011); 201128017 (July 15, 2011); 201129029 (July 22, 2011). Based on the facts of those rulings, which are substantially similar to the Company’s Fixed Contingent Deferred Annuity (“Contracts”), the Company believes that the Contracts will be treated as annuity contracts under Federal income tax law.

The most relevant facts of the various PLRs referenced above in which the Internal Revenue Service has determined that the contracts will be treated as an annuity contract within the meaning of Code Section 72 are as follows: the insurer will issue the annuity contract to a contract owner, evidencing the insurer’s promise of lifetime withdrawal benefits linked to the investment account that each contract owner established with any designated investment adviser which is unaffiliated with the insurer. Additionally, the owner may be an individual, in which case the individual will be the measuring life for the benefits provided under the contract, or may be an entity as allowed by Code Section 72(u), in which case the measuring life will be a natural person possessing a beneficial interest in the related investment account. Moreover, the rulings note that the contracts are non-assignable and have no cash value. The rulings further note that the contract is treated as an annuity contract under applicable state insurance laws.

According to the rulings, the contract owners may allocate values in the investment account established with their investment adviser among certain “permitted” investment profiles, designed to limit the volatility and investment losses within the accounts. The permitted investments may include mutual funds and exchange-traded funds, some of these funds may be managed by an affiliate of the insurer, although the permitted investments will not be limited to insurer-affiliated funds. The contract owner is described in the rulings as the legal owner of all assets in the investment account.

The contract will provide a guaranteed lifetime withdrawal benefit (“GLWB”) for each contract owner that is linked to the owner’s investment account. The GLWB will be conditioned on the owner not withdrawing more than a specified annual income amount from the account each year. If withdrawals conform to this requirement but the account nevertheless is exhausted during the life of the owner (or the beneficial owner in the case of an entity-owned contract), the insurer will begin paying the owner an annual benefit. This annual benefit will consist of periodic payments equal to the specified annual income amount, and the payments will continue for the owner’s remaining lifetime.

According to the rulings, when the owner attains a minimum age specified in the contract, the owner may elect to begin annual withdrawals of the permitted annual withdrawal amount, which is the maximum amount the Account owner may withdraw each year from the Account (“Annual Income Amount”). This permitted withdrawal amount is determined by reference to the value of the investment account, including any contributions made to the investment account

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(“withdrawal base”). If the amount withdrawn from the account during a year is less than the Annual Income Amount (e.g., if there were no withdrawal), the un-withdrawn Annual Income Amount does not increase the Annual Income Amount for subsequent years. Withdrawals in excess of the Annual Income Amount (“Excess Withdrawals”) proportionately reduce the withdrawal base and Annual Income Amount, potentially to zero. Except for adjustments resulting from an Excess Withdrawal, the Annual Income Amount is not reduced.

If the value of the investment account is exhausted for any reason other than an Excess Withdrawal while the owner is living, and the account value is greater than zero, the insurer begins to pay the last determined Annual Income Amount for the remainder of the owner’s life. In each PLR, the IRS ruled that the contracts will be treated as an annuity contract within the meaning of Section 72.

Similar to the facts in the PLRs noted above, the Company intends to issue contracts with respect to Accounts held at financial firms with which Merit has an agreement. The financial firms will be unrelated to Merit. An individual contract will be provided to each owner, evidencing Merit’s promise to pay a fixed stream of payments to the Annuitant for life if the value of the investment account is reduced to zero during the lifetime of the Annuitant (“Covered Event”) due to making certain withdrawals. The assets in the investment account will be managed in accordance with certain investment guidelines and risk profiles developed and administered by the financial firm with Merit’s agreement. The amount of the payments if a Covered Event occurs (“Benefit Amount”) depends upon the value of the investment account at the time of the first withdrawal from the investment account. The contract provides that the owner will be able to withdraw up to 5% of the greater of the investment account on the annuity’s issue date and the value of the investment account on the date of the first withdrawal subsequent to the annuity’s vesting period, adjusted for additional contributions into the investment account and any withdrawals (Excess Withdrawals) during the vesting period (“Income Amount”). The Income Amount may subsequently increase due to additional contributions or may decrease due to Excess Withdrawals. If the owner takes withdrawals from the investment account during the vesting period or in excess of the Income Amount (“Excess Withdrawals”), the Income Amount and future Benefit Amounts which may be paid will be proportionately reduced. To the extent the investment account is reduced to zero due to the combination of withdrawals during the life of the Annuitant and market performance, Merit will pay Benefit Amounts to the Annuitant equal to the Income Amount at the time the value of the investment account becomes zero for reasons other than Excess Withdrawals. The individual annuities do not have any cash value or death benefits and the owner is the legal owner of all assets in the investment account. The way in which the Merit Contracts will operate are substantially similar to the facts in the PLRs issued with respect to other contingent deferred annuities. On this basis, the Company believes that the Merit Contracts will be treated as annuities within the meaning of Code Section 72.

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November 18, 2020

b)

In the sixth paragraph under “Federal Income Tax Considerations” please review whether requiring withdrawal by age 95 is the same as complying with the IRS requirement that some benefit amount be paid once the Annuitant reaches a certain age for the Contract to be considered an annuity.

Response: The private letter rulings do not include specific information as to the ages required for withdrawals. Instead, the private letter rulings generally provide that the withdrawals must be made by an age that is specified in the Contract. Please see the discussion in (a) above.

c)	Please provide additional discussion of the impacts of the CARES Act, required minimum distributions, and other federal income tax matters.

Response: Please see page 28 of the Registration Statement for this additional disclosure.

8.	Security Ownership of Certain Beneficial Owners and Management

a)	Discuss the inclusion of disclosure related to Item 11(m) of Form S-1 related to security ownership of certain beneficial owners and management.

Response: Please see page 53 of the Registration Statement which shows that the Company is wholly owned by Merit Life Insurance Holdings, LLC. This table further indicates that Steven W. Pasko indirectly holds the ultimately voting and investment control of the Company.

9.	Financial Statements

a)	Please discuss whether interim financial statements are required to be provided with the filing of Form S-1.

Response: The Company intends to rely on Rule 12h-7 under the Securities Exchange Act of 1934, as amended, to be exempted from filing reports and providing annual reports to Contract owners pursuant to Section 15(d) of the Securities Act. Because the Company will not be required to provide such interim financial statements in periodic or current reports going forward, it has not included them in the Form S-1.

10.	Exhibits and Financial Statement Schedules

a)	Please confirm that all applicable exhibits have been provided.

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Response: We acknowledge that all financial statements, exhibits, and other required disclosures will be included by pre-effective amendment to the Registration Statement prior to effectiveness.

b)	Please revise the undertaking to properly reflect all applicable undertakings, e.g., undertakings pursuant to Regulation S-K 512(a)(6).

Response: Please see the Undertakings section of the Registration Statement which reflects all required undertakings.

* * * *

Securities and Exchange Commission

November 18, 2020

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1823.

Sincerely Yours,
LOCKE LORD LLP

/s/ Michael K. Renetzky,
Michael K. Renetzky, Esq.